

June 24, 2015

Brian E. Mueller
President and Chief Executive Officer
Grand Canyon Education, Inc.
3300 W. Camelback Road
Phoenix, AZ 85017

   Re: **Grand Canyon Education, Inc.**
      Form 10-K for Fiscal Year Ended December 31, 2014
      Filed February 18, 2015
      File No. 001-34211

Dear Mr. Mueller:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Larry Spirgel

         Larry Spirgel
         Assistant Director

cc: David P. Lewis
    DLA Piper LLP